EXHIBIT NO. 2
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                            REORGANIZATION AGREEMENT

     Agreement dated as of December 31, 2000 between HelpCity, Inc., a Nevada corporation (hereinafter called "HCI"), on the one hand, and HelpCity.com, LLC (hereinafter "LLC"), on the other hand.

1.     THE  REORGANIZATION.

     1.1 Purchase and Sale Subject to the Terms and Conditions of this Agreement. At the Effective Date to be held as provided in Section 2, HCI shall exchange the HCI Shares (defined below) with HelpCity.com, LLC and its Members (collectively, hereinafter the "Membership Interest Holders"), and the Membership Interest Holders shall acquire the HCI Shares from HCI, free and clear of all Encumbrances other than restrictions imposed by Federal and State securities laws.

     1.2 Exchange Ratio. HCI will exchange 20,382,414 shares of its restricted common stock (the "HCI Shares") for 20,382,414 membership interest units of LLC, representing 100% of the issued and outstanding membership interest units of LLC (the "Membership Interests"). Immediately subsequent to the Effective Date, HCI shall be the sole Member of LLC. The HCI Shares shall be issued and delivered to the Membership Interest Holders or assigns as set forth in Exhibit "A" hereto.

2.     THE  CLOSING.

     2.1 Place and Time. The exchange of the HCI Shares for the Membership Interests (the "Effective Date") shall take place at Cutler Law Group, 610 Newport Center Drive, Suite 800, Newport Beach, CA, 92660, before the close of business (Orange County California time) on December 31, 2000 or at such other place, date and time as the parties may agree in writing. The Effective Date shall occur after approval of the Reorganization by the majority in interest of Membership Interests of LLC.

     2.2 Deliveries by the Membership Interests Holders. On the Effective Date, the Membership Interest Holders shall deliver the following to
HCI:


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a.          Certificates  or  other  evidence  representing  the  Membership
Interests, duly endorsed for transfer to HCI; the Membership Interests Holders shall immediately change those certificates for, and to deliver to HCI on the Effective Date, a certificate representing the Membership Interests registered in the name of HCI (without any legend or other reference to any Encumbrance other than appropriate federal securities law limitations).


b.           The  documents  contemplated  by  Section  3.

c. All other documents, instruments and writings required by this Agreement to be delivered by the Membership Interest Holders at the Closing and any other documents or records relating to LLC's business reasonably requested by HCI in connection with this Agreement.

2.3 Deliveries by HCI. On the Effective Date, HCI shall deliver the following to the Membership Interest Holders:

               a.     The  HCI  Shares  as  contemplated  by  Section  1.

               b.     The  documents  contemplated  by  Section  4.

               c. All other documents, instruments and writings required by this Agreement to be delivered by HCI on the Effective Date.

3.     TERMINATION.

     3.1 Termination. This Agreement may be terminated before the Effective Date occurs only as follows:


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a.                    By  written  agreement  of the Membership Interest Holders and  HCI  at  any  time.

b. By either the Membership Interest Holders or HCI, by notice to the other at any time after December 31, 2000, if the transaction has not been completed.

     3.2 Effect of Termination. If this Agreement is terminated pursuant to Section 3.1, this Agreement shall terminate without any liability or further obligation of any party to another.

4. NOTICES. All notices, consents, assignments and other communications under this Agreement shall be in writing and shall be deemed to have been duly given when (a) delivered by hand, (b) sent by telex or facsimile (with receipt confirmed), provided that a copy is mailed by registered mail, return receipt requested, or (c) received by the delivery service (receipt requested), in each case to the appropriate addresses, telex numbers and facsimile numbers set forth below (or to such other addresses, telex numbers and facsimile numbers as a party may designate as to itself by notice to the other parties).

                (a)  If  to  HelpCity,  Inc.:

                         237  W.  Bonita  Ave.,  Suite  E
                         San  Dimas,  CA  91773
                         Attn:  Traci  Wong
                         Facsimile  No.:  (909)  394-0164

                         with  a  copy  to:

                         c/o  Cutler  Law  Group
                          610  Newport  Center  Drive,  Suite  800
                         Newport  Beach,  CA  92660
                         Attn:  M.  Richard  Cutler,  Esq.
                         Facsimile  No.:  (949)  719-1988

                (b)  If  to  the  Membership  Interest  Holders:

                         HelpCity.com,  LLC
                         237  W.  Bonita  Ave.,  Suite  E
                         San  Dimas,  CA  91773
                         Attn:  Traci  Wong
                         Facsimile  No.:  (909)  394-0164

5.     MISCELLANEOUS.

     5.1 Captions. The captions in this Agreement are for convenience of reference only and shall not be given any effect in the interpretation of this agreement.

     5.2 No Waiver. The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. Any waiver must be in writing.

     5.3 Exclusive Agreement; Amendment. This Agreement supersedes all prior agreements among the parties with respect to its subject matter with respect thereto and cannot be changed or terminated orally.

     5.4 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be considered an original, but all of which together shall constitute the same instrument.

     5.5 Governing Law, Venue. This Agreement and (unless otherwise provided) all amendments hereof and waivers and consents hereunder shall be governed by the internal law of the State of California, without regard to the conflicts of law principles thereof. Venue for any cause of action brought to enforce any part of this Agreement shall be in Orange County, California.

     5.6 Binding Effect. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns, provided that neither party may assign its rights hereunder without the consent of the other, provided that, after the Closing, no consent of LLC or the Membership Interest Holders shall be needed in connection with any merger or consolidation of HCI with or into another entity.

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers, hereunto duly authorized, and entered into as of the date first above written.

HELPCITY,  INC.,
a  Nevada  corporation


/s/ David Wong                             /s/ Traci Wong
By: David  Wong,  President                By: Traci Wong, Secretary & Treasurer


HELPCITY.COM,  LLC,
a  California  Limited  Liability  Company


/s/ David Wong                             /s/ Traci Wong
By: David  Wong,  Manager                  By: Traci Wong,  Manager


/s/ Stephanie Taylor                       /s/ Nathan Komura
By: Stephanie  Taylor,  Manager            By: Nathan Komura,  Manager

/s/ Frankie Wong
By: Frankie  Wong,  Manager


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